Afya Limited

Unaudited interim condensed

consolidated financial statements

March 31, 2024

Afya Limited

Unaudited interim condensed consolidated statements of financial position

As of March 31, 2024 and December 31, 2023

(In thousands of Brazilian reais)

	Notes	March 31, 2024	December 31, 2023
		(unaudited)
Assets
Current assets
Cash and cash equivalents	4	611,077	553,030
Trade receivables	5	536,175	546,438
Inventories		653	1,382
Recoverable taxes		50,665	43,751
Other assets	7	61,715	58,905
Total current assets		1,260,285	1,203,506

Non-current assets
Trade receivables	5	40,918	39,485
Other assets	7	113,807	117,346
Investment in associate	8	52,106	51,834
Property and equipment	9	610,628	608,685
Right-of-use assets	11.2.2	788,657	767,609
Intangible assets	10	4,824,422	4,796,016
Total non-current assets		6,430,538	6,380,975

Total assets		7,690,823	7,584,481

Liabilities
Current liabilities
Trade payables		122,694	108,222
Loans and financing	11.2.1	161,675	179,252
Lease liabilities	11.2.2	40,030	36,898
Accounts payable to selling shareholders	11.2.3	244,865	353,998
Advances from customers		156,580	153,485
Labor and social obligations		215,822	192,294
Taxes payable		28,746	27,765
Income taxes payable		9,248	3,880
Other liabilities		2,258	2,773
Total current liabilities		981,918	1,058,567

Non-current liabilities
Loans and financing	11.2.1	1,621,419	1,621,523
Lease liabilities	11.2.2	862,512	837,671
Accounts payable to selling shareholders	11.2.3	160,545	212,869
Taxes payable		86,959	88,198
Provision for legal proceedings	20	102,510	104,361
Other liabilities		17,905	18,280
Total non-current liabilities		2,851,850	2,882,902
Total liabilities		3,833,768	3,941,469

Equity	14
Share capital		17	17
Additional paid-in capital		2,364,361	2,365,200
Treasury shares		(297,485)	(299,150)
Share-based compensation reserve		163,703	155,073
Retained earnings		1,583,758	1,380,365
Equity attributable to equity holders of the parent		3,814,354	3,601,505
Non-controlling interests		42,701	41,507
Total equity		3,857,055	3,643,012

Total liabilities and equity		7,690,823	7,584,481

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-2

Afya Limited

Unaudited interim condensed consolidated statements of income and comprehensive income

For the three-month periods ended March 31, 2024 and 2023

(In thousands of Brazilian reais, except for earnings per share information)

	Notes	March 31, 2024	March 31, 2023
		(unaudited)	(unaudited)

Revenue	16	804,239	709,961
Cost of services	17	(269,504)	(247,607)
Gross profit		534,735	462,354

Selling, general and administrative expenses	17	(241,164)	(233,220)
Other income (expenses), net		(4,213)	405

Operating income		289,358	229,539

Finance income	18	25,530	27,688
Finance expenses	18	(99,896)	(124,240)
Net finance result		(74,366)	(96,552)

Share of income of associate	8	4,172	3,845

Income before income taxes		219,164	136,832

Income taxes expenses	19	(10,865)	(19,060)

Net income		208,299	117,772

Other comprehensive income		-	-
Total comprehensive income		208,299	117,772

Income attributable to:
Equity holders of the parent		203,393	112,124
Non-controlling interests		4,906	5,648
		208,299	117,772
Basic earnings per share
Per common share	15	2.26	1.25
Diluted earnings per share Per common share	15	2.22	1.24

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-3

Afya Limited

Unaudited interim condensed consolidated statements of changes in equity

For the three-month periods ended March 31, 2024 and 2023

(In thousands of Brazilian reais)

		Equity attributable to equity holders of the parent
	Notes	Share capital	Additional paid-in capital	Treasury shares	Share-based compensation reserve	Retained earnings	Total	Non-controlling interests	Total equity

Balances at January 1, 2023		17	2,375,344	(304,947)	123,538	1,004,886	3,198,838	51,320	3,250,158
Net income		-	-	-	-	112,124	112,124	5,648	117,772
Total comprehensive income		-	-	-	-	112,124	112,124	5,648	117,772
Share-based compensation	17	-	-	-	6,495	-	6,495	-	6,495
Dividends declared	14.b	-	-	-	-	-	-	(6,130)	(6,130)
Balances at March 31, 2023 (unaudited)		17	2,375,344	(304,947)	130,033	1,117,010	3,317,457	50,838	3,368,295

Balances at January 1, 2024		17	2,365,200	(299,150)	155,073	1,380,365	3,601,505	41,507	3,643,012
Net income		-	-	-	-	203,393	203,393	4,906	208,299
Total comprehensive income		-	-	-	-	203,393	203,393	4,906	208,299
Share-based compensation	17	-	-	-	8,630	-	8,630	-	8,630
Treasury shares transferred to executives from exercise of stock options		-	(839)	1,665	-	-	826	-	826
Dividends declared	14.b	-	-	-	-	-	-	(3,712)	(3,712)
Balances at March 31, 2024 (unaudited)		17	2,364,361	(297,485)	163,703	1,583,758	3,814,354	42,701	3,857,055

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-4

Afya Limited

Unaudited interim condensed consolidated statements of cash flows

For the three-month periods ended March 31, 2024 and 2023

(In thousands of Brazilian reais)

	Notes	March 31, 2024	March 31, 2023
		(unaudited)	(unaudited)
Operating activities
Income before income taxes		219,164	136,832
Adjustments to reconcile income before income taxes
Depreciation and amortization	17	79,269	65,971
Write-off of property and equipment		19	88
Write-off of intangible assets		-	246
Allowance for expected credit losses	5	15,264	17,694
Share-based compensation	17	8,630	6,495
Net foreign exchange differences		(190)	161
Accrued interest	18	51,745	77,530
Accrued interest on lease liabilities	11.2.2, 11.5, 18	26,744	25,524
Share of income of associate	8	(4,172)	(3,845)
Provision (reversal) for legal proceedings		(1,851)	3,154

Changes in assets and liabilities
Trade receivables		(6,434)	(10,232)
Inventories		729	2,404
Recoverable taxes		(6,914)	(8,460)
Other assets		729	6,005
Trade payables		14,472	(11,507)
Taxes payable		5,439	8,480
Advances from customers		3,095	147
Labor and social obligations		23,528	28,158
Other liabilities		(212)	4,528
		429,054	349,373
Income taxes paid		(11,194)	(17,819)
Net cash flows from operating activities		417,860	331,554

Investing activities
Acquisition of property and equipment	9	(22,955)	(27,299)
Acquisition of intangibles assets	10	(69,946)	(19,130)
Dividends received	8	3,900	3,600
Acquisition of subsidiaries, net of cash acquired	11.2.3	(147,262)	(600,270)
Payments of interest from acquisition of subsidiaries and intangibles	11.2.3	(24,735)	(7,876)
Net cash flows used in investing activities		(260,998)	(650,975)

Financing activities
Payments of principal of loans and financing	11.5	(10,762)	(459)
Payments of interest of loans and financing	11.5	(48,806)	(15,286)
Proceeds from loans and financing	11.5	-	3,663
Payments of principal of lease liabilities	11.2.2, 11.5	(9,648)	(7,976)
Payments of interest of lease liabilities	11.2.2, 11.5	(26,903)	(24,621)
Proceeds from exercise of stock options		826	-
Dividends paid to non-controlling shareholders	14.b	(3,712)	(6,130)
Net cash flows generated (used) in financing activities		(99,005)	(50,809)
Net foreign exchange differences		190	(161)
Net increase (decrease) in cash and cash equivalents		58,047	(370,391)
Cash and cash equivalents at the beginning of the period	4	553,030	1,093,082
Cash and cash equivalents at the end of the period	4	611,077	722,691

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

F-5

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

1	Corporate information

Afya Limited (“Afya”), collectively with its subsidiaries referred to as the “Company”, is a holding company incorporated under the laws of the Cayman Islands on March 22, 2019. Afya completed its initial public offering (IPO) on July 19, 2019, and its shares are listed on the Nasdaq under the symbol “AFYA”. The Company’s ultimate parent company is Bertelsmann SE& Co. KGaA (“Bertelsmann”), as a result of Bertelsmann’s acquisition of control on May 5, 2022.

The Company is formed by a network of higher education and post-graduate institutions focused on medical schools located in 19 Brazilian States forming the largest educational group by the number of medical seats in the country. In non-regulated education, the Company provides services that comprise the development and sale of electronically distributed educational courses on medicine science and soft skills educational content. The Company also offers solutions to empower the physicians in their daily routine including supporting clinic decisions through mobile app subscription, delivering practice management tools through a SaaS (“Software as a Service”) model and supporting the patient-physician relationship.

On January 24, 2024, the Ministry of Education (“MEC”) authorized the increase of 40 medical seats of Faculdades Integradas Padrão (FIP Guanambi) located in the city of Guanambi, State of Bahia, which resulted in an additional payment of R$49,600. With the authorization, the Company reaches 100 medical seats on this campus, and 3,203 total approved seats. The operation of these medical seats started in the first quarter of 2024.

Acquisition

On January 2, 2023, Afya Participações S.A. (“Afya Brazil”), a wholly-owned subsidiary of Afya, acquired Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”). DelRey is a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses, and encompasses the operations of Centro Universitário Tiradentes Alagoas (“UNIMA”) and Faculdade Tiradentes Jaboatão dos Guararapes (“FCM Jaboatão”).

The aggregate purchase price of R$816,236 is comprised by: i) R$809,000 of which R$575,000 was paid in cash on the transaction closing date (of which R$567,196 represents the cash paid net of cash acquired (included in cash flows from investing activities)), and R$234,000 is payable in cash in three annual installments, respectively, of R$134,000 in January 2024, R$50,000 in January 2025 and R$50,000 in January 2026, adjusted by the SELIC rate; and ii) offer of Afya’s digital solutions free of charge until December 31, 2030, for students of medicine of universities owned by the sellers which are not part of the transaction. The fair value of this service was estimated at R$7,236 at the acquisition date. There are 84 additional seats still pending approval which, if approved by MEC, will result in a potential additional payment of up to R$105,000. Given the future event that will trigger the potential payout is not under the Company’s control, the probability of such payout cannot be reliably estimated and accordingly the contingent consideration was not measured at the acquisition date. Should the additional seats be approved, it will result in additional licenses, which will be measured accordingly if and when approved.

F-6

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2	Material accounting policies

2.1 Basis for preparation of the unaudited interim condensed consolidated financial statements

The Company’s unaudited interim condensed consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and the basis it will continue to operate as a going concern for the foreseeable future.

The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for contingent consideration (earn-outs) that have been measured at fair value.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2023.

Afya is a holding company, as such the primary source of revenue derives from its interest on the operational companies in Brazil. As result, the Brazilian Real has been determined as the Company’s functional currency.

The unaudited interim condensed consolidated financial statements are presented in Brazilian reais (“BRL” or “R$”), which is the Company’s functional and presentation currency. All amounts are rounded to the nearest thousand.

The Company segregated the payments of principal and interest of loans and financing, lease liabilities and accounts payables to selling shareholders in the unaudited interim condensed consolidated statements of cash flows for the three-month period ended March 31, 2024, in accordance with the provisions set forth in IAS 7 – Statement of Cash Flows. As a result, Management revised, retrospectively, the prior period unaudited interim condensed consolidated statements of cash flows for the three-month period ended March 31, 2023, for comparative purposes. The Company assessed the materiality of this matter and, based on an analysis of quantitative and qualitative considerations, determined that the segregation of payments of principal and interest on prior period over such transactions is not material to its unaudited interim condensed consolidated financial statements. However, even if it is not material, the segregation of payments of principal and interest regarding such transactions for the three-month period ended March 31, 2023 are appropriate for the users of the unaudited interim condensed consolidated financial statements, considering the comparability of such information over the periods presented. The payments of interest of loans and financing, lease liabilities, notes payable and accounts payables to selling shareholders are classified within the unaudited interim condensed consolidated statements of cash flows under the same activities of which the payments of principal are classified. As a result, no change occurred in the net cash flows used in investing activities and net cash flows generated (used) in financing activities in the unaudited interim condensed consolidated statements of cash flows for the three-month period ended March 31, 2023.

These unaudited interim condensed consolidated financial statements as of and for the three-month period ended March 31, 2024 were approved by the Board of Directors for issuance on May 9, 2024.

F-7

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

2.2 Changes in accounting policies and disclosures

New standards, interpretations and amendments issued and adopted by the Company

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2023. The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Certain amendments apply for the first time in 2024, but do not have significant impacts on the Company’s interim condensed consolidated financial statements.

2.3 Basis consolidation

The table below presents a list of the Company’s subsidiaries and associate:

				Direct and indirect interest
Name	Main activities	Location	Investment type	March 31, 2024 (unaudited)	December 31, 2023
Afya Participações S.A. (“Afya Brazil”)	Holding	Nova Lima - MG	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos Porto S.A. - (“ITPAC Porto”)	Undergraduate degree programs	Porto Nacional - TO	Subsidiary	100%	100%
Instituto Tocantinense Presidente Antônio Carlos S.A. - (“ITPAC Araguaína”)	Undergraduate degree programs	Araguaína - TO	Subsidiary	100%	100%
União Educacional do Vale do Aço S.A. - (“UNIVAÇO”)	Medicine undergraduate degree program	Ipatinga - MG	Subsidiary	100%	100%
IPTAN - Instituto de Ensino Superior Presidente Tancredo de Almeida Neves S.A. (“IPTAN”)	Undergraduate degree programs	São João Del Rei - MG	Subsidiary	100%	100%
Instituto de Educação Superior do Vale do Parnaíba S.A. (“IESVAP”)	Undergraduate degree programs	Parnaíba - PI	Subsidiary	80%	80%
Centro de Ciências em Saúde de Itajubá S.A. (“CCSI”)	Medicine undergraduate degree program	Itajubá - MG	Subsidiary	75%	75%
Instituto de Ensino Superior do Piauí S.A. (“IESP”)	Undergraduate and graduate degree programs	Teresina - PI	Subsidiary	100%	100%
FADEP - Faculdade Educacional de Pato Branco Ltda. (“FADEP”)	Undergraduate degree programs	Pato Branco - PR	Subsidiary	100%	100%
Medcel Editora e Eventos S.A. (“Medcel”)	Medical education content	São Paulo - SP	Subsidiary	100%	100%
Instituto Educacional Santo Agostinho S.A. (“FASA”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Instituto de Pesquisa e Ensino Médico do Estado de Minas Gerais Ltda. (“IPEMED”)	Graduate	Belo Horizonte - MG	Subsidiary	100%	100%
Instituto Paraense de Educação e Cultura Ltda. (“IPEC”)	Medicine degree programs	Marabá - PA	Subsidiary	100%	100%
Sociedade Universitária Redentor S.A. (“UniRedentor”)	Undergraduate and graduate degree programs	Itaperuna - RJ	Subsidiary	100%	100%
Centro de Ensino São Lucas Ltda. (“UniSL”)	Undergraduate degree programs	Porto Velho - RO	Subsidiary	100%	100%
Peb Med Instituição de Pesquisa Médica e Serviços Ltda. (“PebMed”)	Content and clinical tools and online platform	Rio de Janeiro - RJ	Subsidiary	100%	100%
Sociedade de Educação, Cultura e Tecnologia da Amazônia S.A. - (“FESAR”)	Undergraduate degree programs	Redenção - PA	Subsidiary	100%	100%
Centro Superior de Ciências da Saúde S/S Ltda. (“FCMPB”)	Medicine degree programs	João Pessoa - PB	Subsidiary	100%	100%
iClinic Desenvolvimento de Software Ltda. (“iClinic”)	Electronic Medical Record, Clinical Management System	Ribeirão Preto - SP	Subsidiary	100%	100%
Medicinae Solutions S.A. (“Medicinae”)	Healthcare payments and financial services	Rio de Janeiro - RJ	Subsidiary	100%	100%
Medical Harbour Aparelhos Médico Hospitalares e Serviços em Tecnologia Ltda. (“Medical Harbour”)	Educational health and medical imaging	Florianópolis - SC	Subsidiary	100%	100%
Cliquefarma Drogarias Online Ltda. (“Cliquefarma”)	Online platform	São Paulo - SP	Subsidiary	100%	100%
Shosp Tecnologia da Informação Ltda. (“Shosp”)	Electronic Medical Record, Clinical Management System	Rio de Janeiro - RJ	Subsidiary	100%	100%
Sociedade Padrão de Educação Superior Ltda. (“UnifipMoc”)	Undergraduate degree programs	Montes Claros - MG	Subsidiary	100%	100%
Companhia Nilza Cordeiro Herdy de Educação e Cultura (“Unigranrio”)	Undergraduate and graduate degree programs	Duque de Caxias - RJ	Subsidiary	100%	100%
Policlínica e Centro de Estética Duque de Caxias Ltda. (“Policlínica”)	Outpatient care	Duque de Caxias - RJ	Subsidiary	100%	100%
RX PRO Soluções de Tecnologia Ltda. (“RX PRO”)	Marketing for pharmaceutical industry	São Paulo - SP	Subsidiary	100%	100%
RX PRO LOG Transporte e Logística Ltda. (“RX PRO LOG”) (i)	Marketing for pharmaceutical industry	São Paulo - SP	Subsidiary	-	100%
BMV Atividades Médicas Ltda. (“Além da Medicina”)	Medical education content	São Paulo - SP	Subsidiary	100%	100%
Cardiopapers Soluções Digitais Ltda. (“CardioPapers”)	Medical education content	Recife - PE	Subsidiary	100%	100%
Quasar Telemedicina Desenvolvimento de Sistemas Computacionais Ltda. (“Glic”)	Patient physician relationship	Barueri - SP	Subsidiary	100%	100%
Sociedade Educacional e Cultural Sergipe DelRey Ltda. (“DelRey”)	Undergraduate degree programs	Maceió - AL	Subsidiary	100%	100%
União Educacional do Planalto Central S.A. (“UEPC”)	Undergraduate degree programs	Brasília - DF	Associate	30%	30%

(i) RX PRO LOG had its operations closed down in January 2024.

F-8

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The financial information of the subsidiaries acquired is included in the Company’s unaudited interim condensed consolidated financial statements beginning on the respective acquisition dates.

The Company consolidates the financial information for all entities it controls. Control is achieved when the Company is exposed to, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and it ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

When necessary, adjustments are made to the financial statements of subsidiaries in order to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction. If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resulting gain or loss is recognized in the statement of income.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the consolidated statements of financial position, consolidated statements of income and comprehensive income and consolidated statements of changes in equity.

3	Segment information

The Company has three reportable segments as follows:

• Undergrad, which provides educational services through undergraduate courses related to medical school, undergraduate health science and other ex-health undergraduate programs;

• Continuing education, which provides medical education (including residency preparation programs, specialization test preparation and other medical capabilities), specialization and graduate courses in medicine, delivered through digital and in-person content; and

• Medical practice solutions (formerly referred as Digital services), which provides clinical decision, clinical management and doctor-patient relationships for physicians and provide access, demand and efficiency for the healthcare players.

Segment information is presented consistently with the internal reports provided to the Company's Chief Executive Officer (CEO), which is the Chief Operating Decision Maker (CODM) and is responsible for allocating resources, assessing the performance of the Company's operating segments, and making the Company's strategic decisions.

No operating segments have been aggregated to form the reportable operating segments. There is only one geographic region, and the results are monitored and evaluated as a single business.

F-9

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Business units restructuring

In connection with a restructuring project occurred across the Continuing education and Medical practice solutions segments, the Pilar 1 entities (Medcel, Além da Medicina, CardioPapers and Medical Harbour), which offer residency preparation programs, specialization test preparation and other medical capabilities, were moved into the Continuing education segment. This strategic project aims to integrate all continuing education capabilities into one single structure that will be responsible for offerings that address physicians education and continuous update needs from the graduation and throughout their careers, while exploring the potential synergies among those operations.

This restructuring project took place since the first quarter of 2024 and represents how the segments are monitored internally. Due to changes in operating segments, the segment information as of December 31, 2023 and for the three-month period ended March 31, 2023 have been retroactively adjusted for comparison purposes.

The tables below present assets and liabilities information for the Company’s operating segments as of March 31, 2024 and December 31, 2023, respectively:

As of March 31, 2024 (unaudited)	Undergrad	Continuing education	Medical practice solutions	Total reportable segments	Adjustments and eliminations	Total

Total assets	7,186,408	359,220	147,463	7,693,091	(2,268)	7,690,823
Current assets	1,042,390	167,590	52,573	1,262,553	(2,268)	1,260,285
Non-current assets	6,144,018	191,630	94,890	6,430,538	-	6,430,538

Total liabilities and equity	7,186,408	359,219	147,464	7,693,091	(2,268)	7,690,823
Current liabilities	697,010	228,084	59,092	984,186	(2,268)	981,918
Non-current liabilities	2,745,890	80,216	25,744	2,851,850	-	2,851,850
Equity	3,743,508	50,919	62,628	3,857,055	-	3,857,055

Other disclosures
Investments in associate (i)	52,106	-	-	52,106	-	52,106
Capital expenditures (ii)	78,825	8,762	5,314	92,901	-	92,901

(i) Investment in UEPC is included in non-current assets in the statement of financial position.

(ii) Capital expenditures consider the acquisitions of property and equipment and intangible assets.

As of December 31, 2023	Undergrad	Continuing education	Medical practice solutions	Total reportable segments	Adjustments and eliminations	Total

Total assets	7,104,154	336,908	154,636	7,595,698	(11,217)	7,584,481
Current assets	1,001,156	155,511	58,056	1,214,723	(11,217)	1,203,506
Non-current assets	6,102,998	181,397	96,580	6,380,975	-	6,380,975

Total liabilities and equity	7,104,154	336,908	154,636	7,595,698	(11,217)	7,584,481
Current liabilities	787,658	221,002	61,124	1,069,784	(11,217)	1,058,567
Non-current liabilities	2,783,855	73,960	25,087	2,882,902	-	2,882,902
Equity	3,532,641	41,946	68,425	3,643,012	-	3,643,012

Other disclosures
Investments in associate (i)	51,834	-	-	51,834	-	51,834
Capital expenditures (ii)	30,375	6,947	9,107	46,429	-	46,429

(i) Investment in UEPC is included in non-current assets in the statement of financial position.

(ii) Balances for the three-month period ended March 31, 2023 (unaudited). Capital expenditures consider the acquisitions of property and equipment and intangible assets.

F-10

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The tables below present the statements of income for the Company’s operating segments for the three-month periods ended March 31, 2024 and 2023:

March 31, 2024 (unaudited)	Undergrad	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	704,519	63,999	35,721	804,239	-	804,239
Inter-segment	-	1,416	852	2,268	(2,268)	-
Revenue	704,519	65,415	36,573	806,507	(2,268)	804,239
Cost of services	(237,653)	(24,771)	(9,348)	(271,772)	2,268	(269,504)
Gross profit	466,866	40,644	27,225	534,735	-	534,735
Selling, general and administrative expenses						(241,164)
Other income, net						(4,213)
Operating income						289,358
Finance income						25,530
Finance expenses						(99,896)
Share of income of associate						4,172
Income before income taxes						219,164
Income taxes expenses						(10,865)
Net income						208,299

March 31, 2023 (unaudited)	Undergrad	Continuing education	Medical practice solutions	Total reportable segments	Elimination (inter-segment transactions)	Total

External customer	620,976	56,004	32,981	709,961	-	709,961
Inter-segment	-	2,208	559	2,767	(2,767)	-
Revenue	620,976	58,212	33,540	712,728	(2,767)	709,961
Cost of services	(218,594)	(22,291)	(9,489)	(250,374)	2,767	(247,607)
Gross profit	402,382	35,921	24,051	462,354	-	462,354
Selling, general and administrative expenses						(233,220)
Other expenses, net						405
Operating income						229,539
Finance income						27,688
Finance expenses						(124,240)
Share of income of associate						3,845
Income before income taxes						136,832
Income taxes expenses						(19,060)
Net income						117,772

Seasonality of operations

Undergrad’s tuition revenues are related to the intake process and monthly tuition fees charged to students over the period, and does not have significant fluctuations during the period.

Continuing education revenues are mostly related to: (i) monthly intakes and tuition fees on medical education, which do not have a considerable concentration in any period; (ii) Medcel’s revenue, derived from e-books transferred at a point of time, which are concentrated at in the first and last quarter of the year due to the enrollments; and (iii) Além da Medicina and Cardiopapers revenues, which are sold in the last and first quarter of the year due to the timeline of exams and recognized mainly over time.

Medical practice solutions are comprised mainly of Pebmed and iClinic revenues, which do not have significant fluctuations regarding seasonality.

F-11

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

4	Cash and cash equivalents

	March 31, 2024	December 31, 2023
	(unaudited)
Cash and bank deposits	5,573	11,746
Cash equivalents	605,504	541,284
	611,077	553,030

Cash equivalents correspond mainly to financial investments in Bank Certificates of Deposit (“CDB”) with highly rated financial institutions and investment funds managed by highly rated financial institutions.

As of March 31, 2024, the average interest on these investments is equivalent to 100.4% of the CDI rate (December 31, 2023: 100.8%). These funds are available for immediate use and have an insignificant risk of changes in value. Cash equivalents denominated in U.S. dollars totaled R$19,327 as of March 31, 2024 (December 31, 2023: R$23,173).

5	Trade receivables

	March 31, 2024	December 31, 2023
	(unaudited)
Tuition fees	452,815	461,066
Educational content (i)	50,491	49,135
FIES	72,107	62,971
Educational credits (ii)	30,074	29,391
Mobile app subscription (iii)	23,508	29,091
Other	17,094	15,667
	646,089	647,321
(-) Allowance for expected credit losses	(68,996)	(61,398)
	577,093	585,923
Current	536,175	546,438
Non-current	40,918	39,485

(i) Related to trade receivables from sales of e-books and medical courses through digital platform from Medcel, Além da Medicina and Cardiopapers.

(ii) Related to the financing programs offered by the Company’s subsidiaries to its students that existed prior to the acquisitions. The Company closed such programs to new enrolments and maintained only the agreements that were outstanding as of the acquisition date.

(iii) Related to trade receivables from mobile applications subscriptions for digital medical content.

As of March 31, 2024 and December 31, 2023, the aging of trade receivables was as follows:

	March 31, 2024	December 31, 2023
	(unaudited)
Neither past due nor impaired	353,322	323,614
Past due:
1 to 30 days	95,052	73,563
31 to 90 days	101,762	109,908
91 to 180 days	42,226	85,193
More than 180 days	53,727	55,043
	646,089	647,321

F-12

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The changes in the allowance for expected credit losses for the three-month periods ended March 31, 2024 and 2023, was as follows:

	March 31, 2024	March 31, 2023
	(unaudited)	(unaudited)
Opening balance	(61,398)	(44,046)
Additions	(15,264)	(17,694)
Write-offs	7,666	12,359
Closing balance	(68,996)	(49,381)

6	Related parties

The tables below summarize the balances and transactions with related parties:

	March 31, 2024	December 31, 2023
	(unaudited)
Assets
Trade receivables (i)	-	693
Other assets (ii)	1,022	285
	1,022	978
Current	1,022	792
Non-current	-	186

	March 31, 2024	March 31, 2023
	(unaudited)	(unaudited)
Other income (expenses)
UEPC (i)	465	127
EMIVE Patrulha 24 Horas Ltda. (iii)	(1)	-
	464	127

Leases (iv)
RVL Esteves Gestão Imobiliária S.A.	6,385	5,611
UNIVAÇO Patrimonial Ltda.	899	893
IESVAP Patrimonial Ltda.	1,298	1,289
	8,582	7,793

(i) Refers to sales of educational content from Medcel to UEPC.

(ii) Refers to expenses to be reimbursed by Bertelsmann SE& Co. KGaA.

(iii) Refers to amounts of expenses related to security services provided by a company of which one of Afya’s main shareholders has significant influence.

(iv) The carrying amounts of lease liabilities with related parties as of March 31, 2024 totaled R$226,634 (December 31, 2023: R$223,496).

Key management personnel compensation

Key management personnel compensation included in the Company’s unaudited interim condensed consolidated statement of income comprised the following:

	March 31, 2024	March 31, 2023
	(unaudited)	(unaudited)
Short-term employee benefits	3,136	4,702
Share-based compensation plans	5,227	4,732
	8,363	9,434

Compensation of the Company’s key management includes short-term employee benefits comprised by salaries, labor and social charges, and other ordinary short-term employee benefits. The amounts disclosed in the table above are the amounts recognized as an expense in selling, general and administrative expenses during the reporting period related to key management personnel. See further details on the share-based compensation plans in Note 13.

F-13

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

7	Other assets

	March 31, 2024	December 31, 2023
	(unaudited)
Indemnification assets	77,165	81,855
Advances	27,476	39,890
Judicial deposits	14,342	14,187
Prepaid expenses	30,720	15,820
Other FIES credits	8,723	8,674
Dividends	1,668	1,668
Deferred tax assets	2,577	3,233
Other assets	12,851	10,924
	175,522	176,251
Current	61,715	58,905
Non-current	113,807	117,346

8	Investment in associate

The Company holds a 30% interest in UEPC, a medical school located in the Federal District that offers higher education and post-graduate courses, both in person and long-distance learning. The Company’s interest in UEPC is accounted for using the equity method. The tables below summarize the financial information of the Company’s investment in UEPC:

	March 31, 2024	December 31, 2023
	(unaudited)
Current assets	24,532	29,004
Non-current assets	120,241	120,289
Current liabilities	(24,595)	(28,842)
Non-current liabilities	(90,435)	(91,613)
Equity	29,743	28,838
Company’s share in equity - 30%	8,923	8,651
Goodwill	43,183	43,183
Carrying amount of the investment	52,106	51,834

	March 31, 2024	March 31, 2023
	(unaudited)	(unaudited)
Revenue	38,366	37,448
Cost of services	(12,183)	(13,020)
Selling, general and administrative expenses	(10,845)	(9,875)
Net finance result	(989)	(1,098)
Income before income taxes	14,349	13,455
Income taxes expenses	(443)	(638)
Net income	13,906	12,817
Company’s share of income	4,172	3,845

	March 31, 2024	March 31, 2023
	(unaudited)	(unaudited)
Opening balance	51,834	53,907
Share of income	4,172	3,845
Dividends received	(3,900)	(3,600)
Closing balance	52,106	54,152

There were no impairment indicatives of goodwill from the investment in associate for the three-month period ended March 31, 2024.

F-14

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

9	Property and equipment

	Building	Machinery and equipment	Lands	Vehicles	Furniture and fixtures	IT equipment	Library books	Leasehold improvements	Construction in progress	Total
Cost
As of January 1, 2023	91,857	100,390	18,852	1,053	90,712	68,593	37,362	145,846	86,688	641,353
Additions	8	6,060	-	-	4,862	3,942	673	-	11,754	27,299
Business combination	-	7,729	-	-	4,384	734	1,329	11,045	63	25,284
Write-off *	-	(67)	-	-	(17)	(69)	-	-	(6)	(159)
Transfer	(2,942)	(36)	-	-	23	77	-	37,331	(34,453)	-
As of March 31, 2023 (unaudited)	88,923	114,076	18,852	1,053	99,964	73,277	39,364	194,222	64,046	693,777

As of January 1, 2024	93,232	119,981	18,852	1,354	110,859	82,810	31,888	264,448	33,962	757,386
Additions	35	5,521	-	130	4,012	4,601	70	6	8,580	22,955
Write-off *	-	(70)	-	-	(87)	(59)	-	(21)	-	(237)
Transfer	661	-	-	142	-	-	-	26,497	(27,158)	142
As of March 31, 2024 (unaudited)	93,928	125,432	18,852	1,626	114,784	87,352	31,958	290,930	15,384	780,246

Depreciation
As of January 1, 2023	(5,751)	(20,630)	-	288	(10,349)	(21,837)	(22,888)	(18,099)	-	(99,266)
Depreciation	(893)	(3,669)	-	(84)	(3,154)	(3,032)	(883)	(5,175)	-	(16,890)
Write-off *	-	38	-	-	3	30	-	-	-	71
As of March 31, 2023 (unaudited)	(6,644)	(24,261)	-	204	(13,500)	(24,839)	(23,771)	(23,274)	-	(116,085)

As of January 1, 2024	(9,679)	(28,843)	-	198	(20,377)	(26,872)	(18,652)	(44,476)	-	(148,701)
Depreciation	(1,036)	(4,287)	-	(95)	(3,208)	(3,668)	(770)	(7,929)	-	(20,993)
Write-off *	-	53	-	-	87	57	-	21	-	218
Transfer	-	-	-	(142)	-	-	-	-	-	(142)
As of March 31, 2024 (unaudited)	(10,715)	(33,077)	-	(39)	(23,498)	(30,483)	(19,422)	(52,384)	-	(169,618)

Net book value
As of March 31, 2024 (unaudited)	83,213	92,355	18,852	1,587	91,286	56,869	12,536	238,546	15,384	610,628
As of December 31, 2023	83,553	91,138	18,852	1,552	90,482	55,938	13,236	219,972	33,962	608,685

* Refers to items written-off as result of lack of expectation of future use, in connection with the Company’s physical inventory procedures.

The Company assesses at each reporting date, whether there is an indication that a property and equipment asset may be impaired. If any indication exists, the Company estimates the asset’s recoverable amount. There were no impairment indicatives of property and equipment for the three-month period ended March 31, 2024.

F-15

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

10	Intangible assets

	Goodwill	Licenses with indefinite useful life	Trademark	Customer relationships	Software	Education content	Developed technology	Educational platform	Software in progress	Other	Total

Cost
As of January 1, 2023	1,257,045	2,189,814	182,060	435,816	43,300	69,589	90,749	55,697	14,734	1,055	4,339,859
Additions	-	-	-	-	131	1,905	9,031	2,434	5,629	-	19,130
Write-off *	-	-	-	-	(2,272)	-	-	(893)	-	-	(3,165)
Remeasurement (i)	2,556	-	-	-	-	-	-	-	-	-	2,556
Transfer	-	-	-	-	11,204	4,626	16	(2,899)	(12,947)	-	-
Business combinations (ii)	76,676	623,701	-	106,064	63	-	-	-	-	-	806,504
As of March 31, 2023 (unaudited)	1,336,277	2,813,515	182,060	541,880	52,426	76,120	99,796	54,339	7,416	1,055	5,164,884

As of January 1, 2024	1,334,699	2,776,077	182,060	578,267	71,150	84,201	128,477	74,892	12,134	1,055	5,243,012
Additions (iii)	-	49,600	-	-	612	2,471	5,557	5,663	6,043	-	69,946
Write-off *	-	-	-	-	-	-	(35)	-	-	-	(35)
Transfer	-	-	-	-	13,874	1,041	-	(97)	(14,818)	-	-
As of March 31, 2024 (unaudited)	1,334,699	2,825,677	182,060	578,267	85,636	87,713	133,999	80,458	3,359	1,055	5,312,923

Amortization
As of January 1, 2023	-	-	(14,955)	(212,363)	(17,277)	(26,562)	(10,093)	(17,039)	-	(79)	(298,368)
Amortization	-	-	(2,040)	(21,834)	(1,853)	(2,764)	(3,918)	(1,125)	-	(26)	(33,560)
Write-off *	-	-	-	-	2,025	-	-	894	-	-	2,919
As of March 31, 2023 (unaudited)	-	-	(16,995)	(234,197)	(17,105)	(29,326)	(14,011)	(17,270)	-	(105)	(329,009)

As of January 1, 2024	-	-	(26,038)	(301,947)	(24,094)	(42,230)	(31,603)	(20,900)	-	(184)	(446,996)
Amortization	-	-	(4,972)	(18,542)	(3,293)	(4,710)	(7,029)	(2,968)	-	(26)	(41,540)
Write-off *	-	-	-	-	-	-	35	-	-	-	35
As of March 31, 2024 (unaudited)	-	-	(31,010)	(320,489)	(27,387)	(46,940)	(38,597)	(23,868)	-	(210)	(488,501)

Net book value
As of March 31, 2024 (unaudited)	1,334,699	2,825,677	151,050	257,778	58,249	40,773	95,402	56,590	3,359	845	4,824,422
As of December 31, 2023	1,334,699	2,776,077	156,022	276,320	47,056	41,971	96,874	53,992	12,134	871	4,796,016

* Refers to intangible assets written-off as result of lack of expectation of future use.

(i) Goodwill: During the measurement period, results of operation such as revenue differed from the foreseen, resulting in a remeasurement of the contingent consideration for the acquisitions of Além da Medicina, CardioPapers and Glic by R$4,773, R$5,082 and (R$7,299), respectively, totaling R$2,556 for the three-month period ended March 31, 2023.

(ii) Business combination: On January 2, 2023, Afya Brazil acquired DelRey, a post-secondary education institution with governmental authorization to offer on-campus, undergraduate degrees and graduate programs in medicine and health, as well as other courses.

(iii) On January 24, 2024, MEC authorized the increase of 40 medical seats of Faculdades Integradas Padrão (FIP Guanambi) located in the city of Guanambi, State of Bahia, which resulted in an additional payment of R$49,600.

F-16

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Impairment testing of goodwill and intangible assets with indefinite lives

The Company performs its annual impairment test in December and when circumstances indicated that the carrying value may be impaired. The Company’s impairment test for goodwill and intangible assets with indefinite lives is based on value-in-use calculations. The key assumptions used to determine the recoverable amount for the different cash-generating units were disclosed in the annual consolidated financial statements for the year ended December 31, 2023. There were no impairment indicatives of goodwill and intangible assets with indefinite lives for the three-month period ended March 31, 2024.

Other intangible assets

For the three-month period ended March 31, 2024 and for the year ended December 31, 2023 there were no indicatives that the Company’s intangible assets with finite useful lives might be impaired.

11	Financial assets and financial liabilities

11.1	Financial assets

	March 31, 2024	December 31, 2023
At amortized cost	(unaudited)
Trade receivables	577,093	585,923
Dividends receivable	1,668	1,668
	578,761	587,591
Current	537,843	548,106
Non-current	40,918	39,485

11.2	Financial liabilities
	March 31, 2024	December 31, 2023
At amortized cost	(unaudited)
Trade payables	122,694	108,222
Loans and financing	1,783,094	1,800,775
Lease liabilities	902,542	874,569
Accounts payable to selling shareholders	368,985	530,915
	3,177,315	3,314,481
Current	551,599	642,872
Non-current	2,625,716	2,671,609

	March 31, 2024	December 31, 2023
At fair value	(unaudited)
Accounts payable to selling shareholders (earn-outs)	36,425	35,952
	36,425	35,952
Current	17,665	35,498
Non-current	18,760	454

11.2.1	Loans and financing

Financial institution	Currency	Interest rate	Maturity	March 31, 2024	December 31, 2023
				(unaudited)
Itaú Unibanco S.A.	Brazilian real	CDI + 1.75% p.y.	2024	10,302	21,405
Itaú Unibanco S.A.	Brazilian real	CDI + 1.90% p.y.	2025	425,738	412,880
Softbank	Brazilian real	6.5% p.y.	2026	826,434	825,957
FINEP	Brazilian real	TJLP p.y.	2027	10,444	11,193
Debentures	Brazilian real	CDI + 1.80% p.y.	2028	510,176	529,340
				1,783,094	1,800,775
Current				161,675	179,252
Non-current				1,621,419	1,621,523

F-17

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

11.2.2	Leases

The Company has lease contracts for properties. The lease contracts generally have maturities in the lease terms between five and 30 years. There are no sublease or variable payments in-substance lease agreements in the period.

The carrying amounts of right-of-use assets and lease liabilities as of March 31, 2024 and December 31, 2023 and the movements during the three-month periods ended March 31, 2024 and 2023 are shown below:

	March 31, 2024 (unaudited)		March 31, 2023 (unaudited)
	Right-of-use assets	Lease liabilities	Right-of-use assets	Lease liabilities

Opening balance	767,609	874,569	690,073	769,525
Additions	411	411	2,282	2,282
Remeasurement	37,401	37,401	34,946	34,946
Business combination	-	-	65,408	65,408
Depreciation expense	(16,736)	-	(15,521)	-
Interest expense	-	26,744	-	25,524
Payments of principal	-	(9,648)	-	(7,976)
Payments of interest	-	(26,903)		(24,621)
Write-off (i)	(28)	(32)	(102)	(105)
Closing balance	788,657	902,542	777,086	864,983

Balances as of	March 31, 2024 (unaudited)		December 31, 2023
Current	-	40,030	-	36,898
Non-current	788,657	862,512	767,609	837,671

(i) Refers to anticipated termination of real estate leasing contracts.

The Company recognized lease expense from short-term leases and low-value assets of R$1,331 for the three-month period ended March 31, 2024 (R$2,628 for the three-month period ended March 31, 2023).

11.2.3	Accounts payable to selling shareholders

	March 31, 2024	December 31, 2023
	(unaudited)
Earn-outs
Medical Harbour	3,065	3,000
Shosp	454	454
Além da Medicina	18,535	18,325
CardioPapers	14,371	14,173

Accounts payable at amortized cost
IPEMED	-	12,805
UniRedentor	27,868	27,155
UniSL	-	15,064
FCMPB	64,826	63,168
Unigranrio	160,335	156,235
DelRey	115,956	256,488

	405,410	566,867
Current	244,865	353,998
Non-current	160,545	212,869

F-18

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

	March 31, 2024	March 31, 2023
	(unaudited)	(unaudited)
Opening balance	566,867	528,678
Additions	-	250,000
Payments of principal (i)	(147,262)	(29,476)
Payment of interest (i)	(24,735)	(6,887)
Interest	9,722	24,403
Remeasurement of earn-outs (ii)	818	2,556
Closing balance	405,410	769,274

(i) Payments of principal and interest from acquisition of subsidiaries are included in cash flows from investing activities.

(ii) During the measurement period, management’s expectation has been reviewed based on performance for revenue goals and the contingent consideration for the acquisition of Além da Medicina, CardioPapers and Glic have been remeasured by R$4,773, R$5,082 and (R$7,299), respectively, totaling R$2,556 as of March 31, 2023. These are measured by the Company at the present value.

11.3	Fair values

The table below compares the carrying amounts and fair values of the Company’s financial instruments, other than those carrying amounts that are reasonable approximation of fair values:

	March 31, 2024 (unaudited)		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Trade receivables (non-current)	40,918	40,918	39,485	39,485
	40,918	40,918	39,485	39,485

Financial liabilities:
Loans and financing	1,783,094	1,782,007	1,800,775	1,795,752
Lease liabilities	902,542	902,542	874,569	874,569
Accounts payable to selling shareholders	405,410	405,410	566,867	566,867
	3,091,046	3,089,959	3,242,211	3,237,188

The Company assessed that the fair values of current trade receivables and other current assets, trade payables and other current liabilities approximate their carrying amounts largely due to the short-term maturities of these instruments.

The financial instruments for which the fair value are disclosed are based on Level 2 fair value measurement hierarchy. There has been no change in fair value hierarchy from December 31, 2023 to March 31, 2024.

The fair value of interest-bearing loans and financing are determined by using the discounted cash flow (DCF) method using a discount rate that reflects the issuer’s borrowing rate as of the end of the reporting period. As of March 31, 2024, it was assessed that it is probable that the targets that trigger the contingent considerations payments (earn-outs) recognized will be met. The fair value of the contingent consideration determined at March 31, 2024 reflects the development, among other factors and the remeasurements charge have been recognized through profit or loss. The fair value is determined using a DCF method. The own non-performance risk at March 31, 2024 was assessed to be insignificant.

11.4	Financial instruments risk management objectives and policies

The Company’s main financial liabilities comprise loans and financing, lease liabilities, accounts payable to selling shareholders and trade payables. The main purpose of these financial liabilities is to finance the Company’s operations. The Company’s main financial assets include trade receivables and cash and cash equivalents.

F-19

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

The Company is exposed to market risk, credit risk and liquidity risk. The Company monitors market, credit and liquidity risks in line with the objectives of capital management and counts on the support, monitoring and oversight of the Board of Directors in decisions related to capital management and its alignment with the objectives and risks. The Company’s policy is that no trading of derivatives for speculative purposes may be undertaken. The Board of Directors reviews and agrees with policies for managing each of these risks, which are summarized below.

11.4.1	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company’s exposure to market risk is related to interest rate and foreign currency risk. The sensitivity analysis in the following sections relates to the position as of March 31, 2024.

a) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s cash equivalents, loans and financing and accounts payable to selling shareholders, with floating interest rates.

Sensitivity analysis

The table below demonstrates the sensitivity to a reasonably possible change in interest on cash equivalents, loans and financing and accounts payable to selling shareholders. With all variables held constant, the Company’s income before income taxes is affected through the impact on floating interest rates, as follows:

	March 31, 2024	Index	Base rate
	(unaudited)
Cash equivalents	586,177	CDI	62,690
Loans and financing	(946,216)	CDI	(118,224)
Loans and financing	(10,444)	TJLP	(697)
Accounts payable to selling shareholders	(253,029)	CDI	(26,948)
Accounts payable to selling shareholders	(115,956)	SELIC	(12,349)
Net exposure			(95,528)

	Increase in basis points
	+75	+150
Net effect on profit before tax	(5,546)	(11,092)

b) Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of exposure will fluctuate because of changes in foreign exchange rates. The Company’s exposure to the risk of changes in foreign exchange rates relates to cash and cash equivalents denominated in U.S. dollars in the amount of R$19,327 as of March 31, 2024 (December 31, 2023: R$23,173).

F-20

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

Sensitivity analysis

The table below demonstrates the sensitivity in the Company’s income before income taxes of a 10% change in the U.S. dollar exchange rate (R$4.9956 to U.S. dollar 1.00) as of March 31, 2024, with all other variables held constant.

	Exposure	+10%	-10%

Cash equivalents	19,327	1,933	(1,933)

11.4.2	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily trade receivables) and from its financing activities, including cash and cash equivalents.

Customer credit risk is managed by the Company based on the established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables are regularly monitored. See Note 5 for additional information on the Company’s trade receivables.

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury department in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within limits assigned to each counterparty.

The carrying amounts of its financial assets are the Company’s maximum exposure to credit risk for the components of the statements of financial position on March 31, 2024 and December 31, 2023.

11.4.3	Liquidity risk

The Company’s Management has responsibility for monitoring liquidity risk. In order to achieve the Company’s objective, Management regularly reviews the risk and maintains appropriate reserves, including bank credit facilities with first tier financial institutions. Management also continuously monitors projected and actual cash flows and the combination of the maturity profiles of the financial assets and liabilities.

The main requirements for financial resources used by the Company arise from the need to make payments for suppliers, operating expenses, labor and social obligations, loans and financing and accounts payable to selling shareholders.

The tables below summarize the maturity profile of the Company’s financial liabilities based on contractual undiscounted amounts:

As of March 31, 2024 (unaudited)	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	122,694	-	-	-	122,694
Loans and financing	235,264	1,369,944	563,532	-	2,168,740
Lease liabilities	145,441	277,504	264,714	1,296,176	1,983,835
Accounts payable to selling shareholders	194,933	248,197	-	-	443,130
	698,332	1,895,645	828,246	1,296,176	4,718,399

F-21

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

As of December 31, 2023	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Trade payables	108,222	-	-	-	108,222
Loans and financing	298,981	1,383,255	568,326	-	2,250,562
Lease liabilities	137,735	268,724	255,456	1,261,213	1,923,128
Accounts payable to selling shareholders	387,693	231,478	-	-	619,171
	932,631	1,883,457	823,782	1,261,213	4,901,083

11.5	Changes in liabilities arising from financing activities

	January 1, 2024	Payments of principal	Payments of interest	Additions and remeasurements	Interest	Other	March 31, 2024
							(unaudited)
Loans and financing (i)	1,800,775	(10,762)	(48,806)	-	41,205	682	1,783,094
Lease liabilities (i)	874,569	(9,648)	(26,903)	37,812	26,744	(32)	902,542
Dividends payable	-	(3,712)	-	3,712	-	-	-
	2,675,344	(24,122)	(75,709)	41,524	67,949	650	2,685,636

	January 1, 2023	Payments of principal	Payments of interest	Additions and remeasurements	Interest	Business combination	Other	March 31, 2023
								(unaudited)
Loans and financing (i)	1,882,901	(459)	(15,286)	3,663	52,006	-	912	1,923,737
Lease liabilities (i)	769,525	(7,976)	(24,621)	37,228	25,524	65,408	(105)	864,983
Dividends payable	-	(6,130)	-	6,130	-	-	-	-
	2,652,426	(14,565)	(39,907)	47,021	77,530	65,408	807	2,788,720

(i) Payment of interest of loan and financing and lease liabilities are included in cash flows from financing activities.

12	Capital management

For the purposes of the Company’s capital management, capital considers total equity. The primary objective of the Company’s capital management is to maximize shareholder value.

In order to achieve its overall objective, the Company’s capital management, among other things, aims to ensure that it meets financial covenants attached to the debentures and other loans and financing, including net debt ratio to adjusted EBITDA. Breaches in meeting the financial covenants would permit the bank to immediately call loans and financings. There have been no breaches of the financial covenants of any loans and financing in the current period.

No changes were made in the objectives, policies or processes for managing capital during the three-month period ended March 31, 2024.

13	Labor and social obligations

a) Variable compensation (bonuses)

The bonuses related to variable compensation of employees and management of R$10,292 and R$9,036 are recognized in cost of services and selling, general and administrative expenses in the statements of income for the three-month periods ended March 31, 2024 and 2023, respectively.

b) Afya Limited share-based compensation plans

b.1) Stock options plan

The stock options plan was approved on August 30, 2019 and granted to senior executives and other employees of the Company from that date, with subsequent changes in the strike price, as approved, on July 29, 2020, July 8, 2022 and July 31, 2023. Such changes were assessed as modifications by the Company and were accounted in accordance with IFRS 2.

On July 31, 2023, the People and ESG Committee approved a change in the share-based compensation plan to retain talents and reinforce the compensation plan. All the holders of stock options granted before July 11, 2022, with strike price based on the IPO price in Brazilian Reais or above, were offered the possibility to exchange the stock options for a number of Restricted Stock Units (RSUs), resulting in a weighted average conversion ratio of 0.12 RSUs per stock option, with conversion ratios based on fair value of the original plan, at modification date, so that the total fair value of the modified award remained the same as the original plan.

F-22

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

As result of those modifications, the expense related to the share-based payment of the Company reflects the cost of the original award at grant date over the vesting period plus the incremental fair values of the repriced options at modification dates over the vesting period of the stock options.

During the three-month period ended March 31, 2024 there were no additional stock options granted by the Company (March 31, 2023: 15,000 additional stock options granted).

The table below presents the number and movements in stock options for the three-month periods ended March 31, 2024 and 2023:

	Weighted average strike price (in Brazilian Reais)	Number of stock options
		March 31, 2024	March 31, 2023
		(unaudited)	(unaudited)
Outstanding at January 1	64.33	1,696,064	3,729,287
Granted	-	-	15,000
Exercised	60.74	(13,745)	-
Forfeited	60.74	(10,330)	(93,133)
Expired	-	-	(78,000)
Outstanding at March 31	64.79	1,671,989	3,573,154
Exercisable	87.55	228,490	1,040,641

The share-based compensation expense recognized in selling, general and administrative expenses in the statements of income for the three-month periods ended March 31, 2024 and 2023 was R$3,916 and R$4,360, respectively.

b.2) Restricted Stock Units (RSU) Program

On July 8, 2022, the Company approved the new Restricted Stock Units (RSU) program for employees. The participant's right to effectively receive ownership of the restricted shares will be conditioned on the participant's continuance as an employee or director in the business group from the grant date until vesting. The executives will be entitled to these shares in a proportion of 10%, 20%, 30%, 40% each year.

The Company accounts for the RSU plan as an equity-settled plan, except for the portion of labor and social securities obligations.

During the three-month period ended March 31, 2024 there were no RSUs granted by the Company (March 31, 2023: 8,000 additional RSUs granted).

Total RSU expenses recognized in selling, general and administrative expenses in the consolidated statement of income for the three-month periods ended March 31, 2024 and 2023 were R$4,714 and R$2,135, respectively. Labor and social obligations were R$1,035 and R$2,167 for the three-month periods ended March 31, 2024 and 2023, respectively.

14	Equity

a) Share capital

As of March 31, 2024 and December 31, 2023, the Company’s share capital was R$17 represented by 93,722,831 shares comprised by 49,920,068 class A common shares and 43,802,763 class B common shares as of March 31, 2024 and 47,920,068 class A common shares and 45,802,763 class B common shares as of December 31, 2023. As of March 31, 2024 and December 31, 2023, the Company’s authorized capital was US$50 thousand.

F-23

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

b) Dividends

In the three-month period ended March 31, 2024, CCSI and IESVAP approved the payment of dividends of R$15,409, which R$11,697 was distributed to the Company and R$3,712 to non-controlling shareholders (March 31, 2023: R$19,269, which R$13,135 was distributed to the Company and R$6,130 to non-controlling shareholders).

c) Share repurchase program

On March 24, 2023, the Company’s board of directors approved the fourth share repurchase program. Afya may repurchase up to 2,000,000 of its outstanding Class A common shares in the open market, based on prevailing market prices, beginning on March 24, 2023, until the earlier of the completion of the repurchase or December 31, 2024, depending upon market conditions.

During the three-month periods ended March 31, 2024 and 2023, the Company did not repurchase any share.

15	Earnings per share (EPS)

Basic EPS is calculated by dividing net income attributable to the equity holders of the Company by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by dividing net income attributable to the equity holders of the parent by the weighted average number of common shares outstanding during the period plus the weighted average number of shares that would be issued on conversion of all potential shares with dilutive effects.

Diluted earnings per share are computed including stock options granted to key management using the treasury shares method when the effect is dilutive. The Company has the stock option and restricted share unit plans in the category of potentially dilutive shares.

Softbank’s series A perpetual convertible preferred shares are dilutive as of March 31, 2024 and are included on diluted earnings per share (March 31, 2023: antidilutive, and not included on diluted earnings per share).

The table below presents the basic and diluted earnings per share calculations:

	March 31, 2024	March 31, 2023
	(unaudited)	(unaudited)
Numerator
Net income attributable to equity holders of the parent	203,393	112,124
Interest on convertible preference shares	12,415	-
Profit attributable to equity holders adjusted for the effect of the dilution	215,808	112,124
Denominator
Weighted average number of shares outstanding	89,969,430	89,936,546
Effects of dilution from stock options and restricted share units	1,401,628	661,531
Effects of dilution from convertible shares	5,917,888	-
Weighted average number of outstanding shares adjusted for the effect of dilution	97,288,946	90,598,077

Basic earnings per share (R$)	2.26	1.25
Diluted earnings per share (R$)	2.22	1.24

F-24

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

16	Revenue

	March 31, 2024	March 31, 2023
	(unaudited)	(unaudited)
Tuition fees	980,975	862,390
Other	72,679	64,983
Deductions
Discount and scholarships	(75,637)	(52,636)
Early payment discounts	(48,224)	(54,717)
Returns	(8,234)	(7,886)
Taxes	(38,697)	(35,722)
PROUNI	(78,623)	(66,451)
	804,239	709,961

Timing of revenue recognition of revenue from contracts with customers
Tuition, digital content and app subscription fees - Transferred over time	790,149	694,513
Other - Transferred at a point in time	14,090	15,448

The Company’s revenue from contracts with customers are all in Brazil. The Company is not subject to the payment of the Social Integration Program tax (Programa de Integração Social, or PIS) and the Social Contribution on Revenue tax (Contribuição para o Financiamento da Seguridade Social, or COFINS) on the revenue from under graduation degrees under the PROUNI program.

The tables below present the statements of income for the Company’s operating segments for the three-month periods ended March 31, 2024 and 2023:

	Undergrad	Continuing education	Medical practice solutions	Elimination (inter-segment transactions)	March 31, 2024
					(unaudited)
Types of services or goods	704,519	65,415	36,573	(2,268)	804,239
Tuition fees	700,875	39,744	-	-	740,619
Other	3,644	25,671	36,573	(2,268)	63,620

Timing of revenue recognition	704,519	65,415	36,573	(2,268)	804,239
Transferred over time	700,875	56,395	35,147	(2,268)	790,149
Transferred at a point in time	3,644	9,020	1,426	-	14,090

	Undergrad	Continuing education	Medical practice solutions	Elimination (inter-segment transactions)	March 31, 2023
					(unaudited)
Types of services or goods	620,976	58,212	33,540	(2,767)	709,961
Tuition fees	617,536	32,860	-	-	650,396
Other	3,440	25,352	33,540	(2,767)	59,565

Timing of revenue recognition	620,976	58,212	33,540	(2,767)	709,961
Transferred over time	617,536	48,725	31,019	(2,767)	694,513
Transferred at a point in time	3,440	9,487	2,521	-	15,448

F-25

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

17	Costs and expenses by nature

	March 31, 2024	March 31, 2023
	(unaudited)	(unaudited)
Payroll	(260,547)	(249,144)
Hospital and medical agreements	(23,919)	(19,215)
Depreciation and amortization	(79,269)	(65,971)
Lease expenses	(1,331)	(2,628)
Utilities	(4,146)	(4,152)
Maintenance	(27,842)	(22,521)
Share-based compensation	(8,630)	(6,495)
Tax expenses	(2,558)	(2,140)
Pedagogical services	(16,611)	(12,752)
Sales and marketing	(16,278)	(13,587)
Allowance for expected credit losses	(15,264)	(17,694)
Travel expenses	(2,606)	(3,110)
Consulting fees	(10,020)	(18,932)
Other	(41,647)	(42,486)
	(510,668)	(480,827)
Cost of services	(269,504)	(247,607)
Selling, general and administrative expenses	(241,164)	(233,220)
	(510,668)	(480,827)

18	Finance result

	March 31, 2024	March 31, 2023
	(unaudited)	(unaudited)
Income from financial investments	11,827	16,654
Interest received	12,415	10,299
Other	1,288	735
Finance income	25,530	27,688

Interest expense	(51,745)	(77,530)
Interest expense on lease liabilities	(26,744)	(25,524)
Financial discounts granted	(7,779)	(7,050)
Bank fees	(1,530)	(1,971)
Taxes on financial transactions (IOF)	(632)	(1,290)
Other	(11,466)	(10,875)
Finance expenses	(99,896)	(124,240)

Net finance result	(74,366)	(96,552)

F-26

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

19	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax ("IRPJ") and Social Contribution on Net Profit ("CSLL"). According to Brazilian tax legislation, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis.

Reconciliation of income taxes expense

The table below presents the reconciliation of income tax expense for the three-month periods ended March 31, 2024 and 2023:

	March 31, 2024	March 31, 2023
	(unaudited)	(unaudited)
Income before income taxes	219,164	136,832
Statutory income taxes rate	34%	34%
Income taxes at statutory rate	(74,516)	(46,523)
Reconciliation adjustments:
Tax effect on loss from entities not subject to taxation	(7,961)	(7,760)
PROUNI - Fiscal incentive (i)	104,113	90,471
Unrecognized deferred taxes	(32,399)	(49,108)
Recognized deferred taxes	(656)	-
Presumed profit income tax regime effect (ii)	25	(1,498)
Permanent adjustments	(1,499)	(4,494)
Other	2,028	(148)
Income taxes expense	(10,865)	(19,060)
Effective rate	5.0%	13.9%

(i) The Company adhered to PROUNI, established by Law 11,096 / 2005, which is a federal program that exempts companies of paying income taxes and social contribution upon compliance with certain requirements required by said Law.

(ii) Brazilian tax law establishes that companies that generate gross revenues of up to R$78,000 in the prior fiscal year may calculate income taxes as a percentage of gross revenue, using the presumed profit tax regime. The effect of the presumed profit of certain subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries.

Deferred income taxes

As of March 31, 2024, the Company had accumulated unrecognized deferred income tax assets on temporary differences and tax losses in the amount of R$1,299,622 of tax-basis (December 31, 2023: R$1,211,909) which does not have any tax planning opportunities available that could support the recognition of these temporary differences as deferred tax assets. Accordingly, the Company did not recognize deferred tax assets over these amounts, except for R$7,579 of tax basis from one subsidiary, where the Company recognize deferred tax assets that is expected to be compensated in next years (December 31, 2023: R$9,508).

20	Insurance contracts and contingencies

a) Insurance contracts

The Company and its subsidiaries have a risk management program with the purpose of delimiting the risks, seeking in the market coverage compatible with its size and operations.

F-27

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

b) Legal proceedings and contingencies

The provisions related to labor, civil and taxes proceedings whose likelihood of loss is assessed as probable are as follows:

	Labor	Civil	Taxes	Total

Balances as of January 1, 2023	22,484	24,664	148,706	195,854
Additions	869	1,631	2,210	4,710
Reversals	(103)	(337)	(1,116)	(1,556)
Business combination	64	88	-	152
Balances as of March 31, 2023 (unaudited)	23,314	26,046	149,800	199,160

Balances as of January 1, 2024	22,721	21,300	60,340	104,361
Additions	3,324	2,253	12,474	18,051
Reversals	(4,996)	(336)	(14,570)	(19,902)
Balances as of March 31, 2024 (unaudited)	21,049	23,217	58,244	102,510

The major labor proceedings to which the Company is a party were filed by former employees or service providers seeking enforcement of labor rights allegedly not provided by us. The judicial proceedings relates to employment bonds (judicial proceedings filed by former service providers), overtime, premiums for hazardous workplace conditions, statutory severance, fines for severance payment delays, and compensation for workplace-related accidents.

The civil claims to which the Company is a party generally relate to consumer claims, including those related to student complaints.

The tax claims to which the Company is party are mostly tax foreclosures filed by Brazilian federal and municipal tax authorities.

There are other civil, labor and taxes proceedings assessed by Management and its legal counsels as possible risk of loss, for which no provisions are recognized, as follows:

	March 31, 2024	December 31, 2023
	(unaudited)
Labor	31,566	32,683
Civil	50,009	51,319
Taxes	5,966	5,669
	87,541	89,671

The Company has judicial deposits, related to taxes, civil and labor proceedings, recorded in other non-current assets in the amount of R$14,342 as of March 31, 2024 (December 31, 2023: R$14,187).

Under the terms of the Share Purchase and Sale Agreements ("Agreements") between the Company and the selling shareholders of the subsidiaries acquired, the Company assesses that the selling shareholders are exclusively responsible for any provisions (including labor, tax and civil), which are or will be the subject of a claim by any third party, arising from the act or fact occurred, by action or omission, prior to or on the closing dates of the acquisitions.

Considering that the provisions for legal proceedings recorded by the Company that result from causes arising from events occurring prior to the closing dates of the acquisitions, any liability for the amounts to be disbursed, in case of their effective materialization in loss, belongs exclusively to the selling shareholders. In this context, the Agreements state that the Company and its subsidiaries are indemnified and therefore exempt from any liability related to said contingent liabilities and, therefore, the provision amounts related to such contingencies are presented in the non-current liabilities and the correspondent amount of R$77,165 (December 31, 2023: R$81,855) is presented in non-current other assets.

F-28

Afya Limited Notes to the unaudited interim condensed consolidated financial statements Expressed in thousands of Brazilian reais, unless otherwise stated

21	Non-cash transactions

During the three-month periods ended March 31, 2024 and 2023, the Company carried out non-cash transactions which are not reflected in the statements of cash flows. The main non-cash transactions are as follows:

	March 31, 2024	March 31, 2023
	(unaudited)	(unaudited)
Additions and remeasurements of right-of-use assets and lease liabilities	37,812	37,228
Additions (reversals) of provision for legal proceedings with corresponding indemnification asset, net	(4,689)	1,321

22	Subsequent event

Acquisition of Unidom

On May 2, 2024, Afya Brazil entered into a share purchase agreement for the acquisition of 100% of the total share capital of Unidom Participações S.A. (“Unidom”) which encompasses Unidompedro and Faculdade Dom Luiz, both located in the State of Bahia with operations in the cities of Salvador, Luis Eduardo Magalhães, Barreiras and Ribeira do Pombal.

The acquisition will add 300 operational medical school seats to Afya in Salvador, one of Brazil's largest cities. The authorization request for these 300 seats was made to MEC before the Mais Médicos Law was enacted and MEC concluded its analysis and issued Ordinance 630/2020 ("Ordinance") in 2020 to partially authorize the operation considering 125 medical seats. In 2021, as a result of a judicial order, MEC reviewed the Ordinance to authorize the 300 seats initially requested by Unidompedro. Said decision was confirmed by a judgement in 2023. Currently, Unidompedro has 300 seats authorized, of which 125 are final and 175 are subject to a final conclusion of the aforementioned court proceedings.

The aggregate purchase price is R$660,000 before the deduction of Net Debt. It will be paid as follows: R$347,800 in cash at the transaction closing date and R$312,200 in up to ten annual installments of R$31,220, adjusted by the Interbank Certificate of Deposit rate (CDI), and it is conditioned upon the maintenance of the authorization of the 175 seats in each of the prior year. The remaining payment balance is accelerated if a final and non-appealable conclusion of the aforementioned court proceedings, within the 10-year payment period, confirms the authorization for the 175 seats. In turn, if, within the same 10-year payment period, a final conclusion of the aforementioned court proceedings does not confirm the authorization for such 175 seats, the remaining payment balance will no longer be due. Additionally, if Unidompedro or Faculdade Dom Luiz wins the bid processes in the Mais Médicos III Program, an additional payment of R$250 thousand per granted seat will be made.

The transaction's closing is subject to customary and usual conditions including approval from antitrust regulators.

***

F-29